Exhibit 99.1

PRESS RELEASE

CHC ANNOUNCES SECOND QUARTER RESULTS

Tuesday, December 12th, 2006, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company” or “CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced unaudited financial results for the three and six months ended October 31, 2006.

	Financial Highlights (in millions of Canadian dollars, except per share amounts)

		Three Months Ended		Six Months Ended
		October 31, 2006	October 31, 2005	October 31, 2006	October 31, 2005
CHC Helicopter	Revenue	$276.5	$256.5	$542.7	$503.5
Corporation	Operating income	32.8	28.3	61.6	62.6
	Net earnings	8.9	39.2	17.7	58.4
T 604.276.7500
F 604.232.8341	Per share information (diluted)
	Weighted average number of shares	46.1	46.1	46.1	46.1
www.chc.ca	Net earnings	0.20	0.85	0.39	1.27

Highlights

Continued growth contributed to revenue of $276.5 million in the quarter, the highest quarterly revenue in the Company’s history. In addition, the Company continued to add aircraft to its fleet at an unprecedented rate, with 25 new aircraft added in the first six months of the current fiscal year.

Revenue increased $29.4 million or 12% during the second quarter, excluding the impact of foreign exchange (“FX”), compared to the same period last year. FX had a negative impact of $9.3 million on the Company’s revenue growth during the second quarter which was less significant than in previous quarters.

Revenue increased significantly in both Global Operations and Heli-One during the second quarter. Global Operations’ revenue and segment EBITDAR increased $23.6 million (30%) and $12.1 million (57%), respectively, from the same period last year (excluding FX). Flying hours in Global Operations increased by 3,939 hours (23%) over the same period last year. External revenue and segment EBITDAR in Heli-One increased $10.4 million (27%) and $16.5 million (30%), respectively, from the same period last year (excluding FX). European Operations revenue and segment EBITDAR continued to be negatively impacted during the second quarter, primarily due to significant aircraft introduction costs, short-term aircraft lease costs to improve aircraft availability, customer service penalties and other costs.

Operating income increased $7.0 million or 25% (excluding FX) compared to the same period last year, despite significant aircraft introduction costs that the Company continues to experience as a result of fleet expansion. During the second quarter, the Company added four aircraft to the fleet to meet current and future contractual requirements and disposed of or returned eight aircraft, for a net reduction of four aircraft in the quarter. The Company incurred substantial aircraft introduction costs relating to the four aircraft added in the second quarter and the 21 aircraft added in the first quarter.

Net earnings for the second quarter were $8.9 million ($0.20 per share, diluted), a decrease of $30.3 million from the same period last year. The prior year second quarter earnings included a pre-tax gain on sale of long-term investments and equity earnings of approximately $25.0 million ($0.41 per share, diluted, after-tax), largely related to the sale of Canadian Helicopters Limited and other long-term investments.

Major items impacting current year second quarter net earnings are (all amounts are pre-tax, except per share amounts, which are after-tax):

•
Aircraft introduction costs of approximately $4.9 million ($0.08 per share, diluted) in support of future growth, primarily in the European Operations segment. This $4.9 million consisted of $2.9 million in operating costs including recruiting, training, crew duplication, overtime and mobilization costs and $2.0 million in pre-deployment lease and interest costs.

•
Short-term aircraft lease, customer service penalties and other costs totalling $2.6 million ($0.04 per share, diluted) related to aircraft undergoing maintenance consistent with our experience in the first quarter, primarily in the European Operations segment.

•	SOX Section 404 internal control implementation project costs of approximately $2.4 million ($0.04 per share, diluted).
•	A loss on the disposal of assets of $2.4 million ($0.04 per share, diluted).
•
Foreign exchange losses, included in financing charges, of approximately $6.6 million ($0.11 per share, diluted). For a complete review of financing charges, refer to the Company’s second quarter, fiscal 2007 Management’s Discussion and Analysis and Unaudited Consolidated Interim Financial Statements and Notes, thereto.

Offset by:

•	The decrease of net provisions of approximately $6.0 million ($0.10 per share, diluted) on trade receivables in Global Operations that have been collected.

Capital and liquidity:

•	During the second quarter the Company declared an annual divided of $0.50 per share, an increase from the $0.40 per share declared in the prior fiscal year.
•
The Company generated $45.7 million in cash from operations and invested $66.8 million in property and equipment, including four aircraft, during the three months ended October 31, 2006. Non-cash working capital was reduced by $12.0 million in the second quarter.

•	The Company has 15 heavy and 36 medium aircraft on order, to be delivered over the next two years, which are largely committed to service contracts already awarded.
•	The Company had unused capacity under its credit facilities of $96.2 million and cash and cash equivalents of $28.5 million for a total of $124.7 million at October 31, 2006.

Sylvain Allard, President and Chief Executive Officer, said, “The demand for helicopters in the offshore oil and gas market is very strong and we expect that it will continue for several more years as new projects come on-stream and as existing customers demand new technologically advanced aircraft. To satisfy this long-term demand we continue to invest in new aircraft. We have added 25 aircraft so far this year and another 16 will be delivered over the next six months, which are largely committed to service contracts already awarded. This fleet expansion is delivering strong growth in our Global Operations and Heli-One segments. Our European Operations segment is continuing to incur significant costs associated with the introduction and availability of aircraft that affect results in the short-term but will deliver solid growth in 2008 as we begin operations on several large new contracts.”

Subsequent to the second quarter:

•
The Company announced the purchase of Heli-Dyne Systems Inc. (“Heli-Dyne”), a helicopter completion and maintenance centre based in Hurst, Texas, from FSS Air Holdings, Inc. to complement Heli-One’s current operations. The purchase price was approximately $1.5 million, which is subject to purchase price adjustments. Heli-Dyne operates a 30,000 square foot helicopter completion and maintenance centre, specializing in helicopter design and interior completions and maintenance of air frames and avionics, and employs approximately 75 full-time professionals. Heli-Dyne is an authorized service centre for Agusta, Bell Helicopter, Eurocopter and MD Helicopter.

•
The Company announced a new Emergency Medical Service (“EMS”) contract with the Ambulance Service of New South Wales for the provision of five aircraft in the Greater Sydney area. The contract will commence in 2007 and calls for AW139 and EC145 helicopters. The contract term is seven years, with three years of extension options.

For a complete overview of results, including Management’s Discussion and Analysis, and Unaudited Consolidated Interim Financial Statements and Notes thereto, please visit the CHC website at http://www.chc.ca/investor_financialreports.php.

Investor Conference Call

The Company’s second quarter conference call and webcast will take place Wednesday, December 13, 2006 at 10:30 a.m. EST. To listen to the conference call, dial 416-644-3432 for local and overseas calls, or toll-free 1-866-250-4665 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917 or toll-free 1-877-289-8525 and enter passcode “21211014#”.

The financial results and a live webcast of the conference call will be available at www.chc.ca. The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Rick Davis Senior Vice President and Chief Financial Officer 604-279-2471

Chris Flanagan Director of Communications 604-279-2493

If you wish to be added to CHC’s news distribution list, please visithttp://www.chc.ca/investor_materialrequest.php.

This document may contain forward-looking information. While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein. Such factors include, but are not limited to, the following: exchange rate fluctuations, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, work stoppages due to labour disputes, and future material acquisitions. These risk factors are further detailed in the Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. CHC disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.